UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45791E 206

(CUSIP Number)

John Lambrech

W Capital Management, LLC

400 Park Avenue, Suite 910

New York, NY 10022

(212) 561-5240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45791E 206

1.	Names of Reporting Person W Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45791E 206

1.	Names of Reporting Person W Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45791E 206

1.	Names of Reporting Person AXA IM US Group Holding Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45791E 206

1.	Names of Reporting Person AXA Investment Managers S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45791E 206

1.	Names of Reporting Person AXA S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 364,571 shares of Class A common stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 364,571 shares of Class A common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,571 shares of Class A common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45791E 206

Explanatory Note

On April 30, 2024, AXA IM US Group Holding Inc. completed the acquisition (the “Acquisition”) of W Capital Management, LLC, who serves as the investment manager of W Capital Partners III, L.P. This Amendment No. 2 to Schedule 13D is the initial filing on Schedule 13D of W Capital Management, LLC, AXA IM US Group Holding Inc., AXA Investment Managers S.A., and AXA S.A., and is Amendment No. 2 with respect to the Schedule 13D filed by W Capital Partners III, L.P. Capitalized terms used herein but not otherwise defined have the meanings provided in the Schedule 13D filed by W Capital Partners III, L.P. on February 22, 2022 (the “Initial Schedule 13D”) and Amendment No. 1 to the Initial Schedule 13D filed on February 2, 2023.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and supplemented as follows:

This Schedule 13D is filed with respect to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1544 Wazee Street, Denver, CO 80202.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

(a) – (c) This Schedule 13D is being filed by:

W Capital Partners III, L.P. (“W Capital Partners”), W Capital Management, LLC (“W Capital Management”), AXA IM US Group Holding Inc. (“AXA IM US”), AXA Investment Managers S.A. (“AXA Investment Managers”), and AXA S.A. (“AXA”). W Capital Management is the investment manager of W Capital Partners. As a result of the Acquisition, AXA IM US is the sole member of W Capital Management. AXA Investment Managers is the sole owner of AXA IM US. AXA is the controlling shareholder of AXA Investment Managers.

The address of the principal offices of each of W Capital Partners and W Capital Management is 400 Park Avenue, Suite 910, New York, NY 10022. The address of the principal office of AXA IM US is 251 Little Falls Drive, Wilmington, DE 19808. The address of the principal office of AXA Investment Managers is 6 Place de la Pyramide, Tour Majunga, La Defense 9, 92800 Puteaux, France. The address of the principal office of AXA is 25 avenue Matignon, 75008 Paris, France. David Wachter is the managing member of W Capital Partners and W Capital Management (the “Managing Member”). The executive officers and directors of AXA are set forth in Schedule A hereto. The principal business of W Capital Partners is holding investments. The principal business of W Capital Management is to act as a secondaries investor. The principal business of AXA IM US and AXA Investment Managers is to act as holding companies. The principal businesses of AXA are property-casualty insurance, life & savings, and asset management.

(d) During the past five years, none of the Reporting Persons nor the Managing Member nor any of the persons set forth on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Managing Member nor any of the persons set forth on Schedule A are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of W Capital Partners, W Capital Management and AXA IM US are organized in Delaware. Each of AXA Investment Managers and AXA are organized in France.

CUSIP No. 45791E 206

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The securities reported on this Schedule 13D were acquired in connection with the Business Combination Agreement (as defined in the Initial Schedule 13D). AXA IM US acquired W Capital Management pursuant to the Acquisition (as defined in above).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 4 of the Initial Schedule 13D is incorporate herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment No. 2 to Schedule 13D and Item 2 above.

The percentages set forth on the cover pages are based on 5,153,998 shares of Class A Common Stock outstanding as of August 16, 2024, as reported in the Issuer’s definitive proxy statement filed on August 26, 2024, and does not give effect to the 2,857,635 shares of Class V Common Stock outstanding as of August 8, 2024 as reported by the Issuer.

(c) The Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information set forth in Item 6 of the Initial Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 5	Joint Filing Agreement

Exhibit 6	Power of Attorney, dated as of October 15th 2020, executed by AXA S.A.

Exhibit 7	Power of Attorney, dated as of February 09th 2023, executed by AXA Investment Managers S.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 2024

W CAPITAL PARTNERS III, L.P.

By: WCP GP III, LP its General Partner
By: WCP GP III, LLC its General Partner

By:	/s/ John Lambrech
	Name:	John Lambrech
	Title:	Chief Financial Officer

W CAPITAL MANAGEMENT LLC

By:	/s/ David Wachter
	Name:	David Wachter
	Title:	Chief Executive Officer

AXA IM US GROUP HOLDING INC.

By:	/s/ Jean Christophe Menioux
	Name:	Jean Christophe Menioux
	Title:	Chairman of the Board and Director

AXA INVESTMENT MANAGERS S.A.

By:	/s/ Anthony Gilsoul
	Name:	Anthony Gilsoul
	Title:	Attorney-in-fact, duly authorized under Power of Attorney effective as of February 9th, 2023 by and on behalf of AXA Investment Managers S.A.

AXA S.A.

By:	/s/ Anthony Gilsoul
	Name:	Anthony Gilsoul
	Title:	Attorney-in-Fact, duly authorized under Power of Attorney effective as of October 15th, 2020 by and on behalf of AXA S.A.

Schedule A

The officers and directors of AXA are set forth in the following table:

Name	Present Business Address	Present Principal Occupation
Directors:
Antoine Gosset-Grainville (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chairman of the Board of Directors of AXA

Thomas Buberl (citizen of France, Germany and Switzerland)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer of AXA

Martine Bievre (citizen of France)	25 avenue Matignon, 75008 Paris, France	Director representing the employees

Helen Browne (citizen of Ireland)	25 avenue Matignon, 75008 Paris, France	Director Representing the employees shareholders

Bettina Cramm (citizen of Germany)	25 avenue Matignon, 75008 Paris, France	Director representing the employees

Clotilde Delbos (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director

Rachel Duan (citizen of China)	25 avenue Matignon, 75008 Paris, France	Independent Director

Guillaume Faury (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director

Ramon Fernandez (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director

Gerald Harlin (citizen of France)	25 avenue Matignon, 75008 Paris, France	Director

Isabel Hudson (citizen of United Kingdom)	25 avenue Matignon, 75008 Paris, France	Independent Director

Dr. Angelien Kemna (citizen of the Netherlands)	25 avenue Matignon, 75008 Paris, France	Independent Director

Ramon de Oliveira (citizen of France and Argentina)	25 avenue Matignon, 75008 Paris, France	Director

Rachel Picard (citizen of France)	25 avenue Matignon, 75008 Paris, France	Independent Director

Marie-France Tschudin (citizen of Switzerland)	25 avenue Matignon, 75008 Paris, France	Independent Director

Executive Officers Not Otherwise Listed Above:

George Stansfield (citizen of the United States of America)	25 avenue Matignon, 75008 Paris, France	Group Deputy Chief Executive Officer and Group General Secretary

Thomas Buberl (citizen of France, Germany and Switzerland)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer of AXA

Frederic de Courtois (citizen of France)	25 avenue Matignon, 75008 Paris, France	Group Deputy Chief Executive Officer

Nancy Bewlay (citizen of the United States of America)	25 avenue Matignon, 75008 Paris, France	Group Chief Underwriting Officer

Guillaume Borie (citizen of France)	25 avenue Matignon, 75008 Paris, France Director Representing the employees shareholders	Chief Executive Officer AXA France

Helen Browne (citizen of Ireland)	25 avenue Matignon, 75008 Paris, France Director Representing the employees shareholders	Director Representing the employees shareholders

Patrick Cohen (citizen of France)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer of AXA European Markets and Health

Ulrike Decoene (citizen of Belgium and Germany)	25 avenue Matignon, 75008 Paris, France	Group Chief Communication, Brand and Sustainability officer

Hassan El-Shabrawishi (citizen of Egypt)	25 avenue Matignon, 75008 Paris, France	Chief Executive Officer International Markets

Francoise Gilles (citizen of Belgium)	25 avenue Matignon, 75008 Paris, France	Group Chief Risk Officer

Scott Gunter	25 avenue Matignon, 75008 Paris, France.	Chief Executive Officer of AXA XL

Alban de Mailly Nesle (citizen of France)	25 avenue Matignon, 75008 Paris, France	Group Chief Financial Officer

Marco Morelli (citizen of Italy)	25 avenue Matignon, 75008 Paris, France	Executive Chairman of AXA Investment Managers

Karima Silvent (citizen of France)	25 avenue Matignon, 75008 Paris, France	Group Chief Human Resources Officer

Anu Venkataraman (citizen of United States of America)	25 avenue Matignon, 75008 Paris, France	Group Chief Strategy Officer, Head of Investor Relations

Alexander Vollert (citizen of Germany)	25 avenue Matignon, 75008 Paris, France	Group Chief Operating Officer, Chief Executive Officer AXA Group Operations